FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

an Exploration Stage Company

Interim Consolidated Financial Statements

October 31, 2007

MegaWest Energy Corp (an exploration stage company)

Consolidated Balance Sheets

(Unaudited)

(in Canadian dollars)	October 31, 2007	April 30, 2007

Assets
Current assets
Cash and cash equivalents	$16,678,241	$29,328,951
Accounts receivable and prepaid expenses	426,477	125,590
	17,104,718	29,454,541

Marketable securities (note 2)	787,627	1,851,960
Restricted cash (note 3)	-	341,250
Oil and gas assets (note 4)	39,049,038	20,756,355
Capital assets (note 5)	225,904	128,741

	$57,167,287	$52,532,847

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$1,910,000	$1,301,640

Convertible promissory notes (note 6)	1,678,373	1,867,387
Exchange shares (note 7)	906,965	1,061,055
Asset retirement obligations	155,180	154,244
	4,650,518	4,384,326

Shareholders' Equity
Share capital (note 8)	47,426,313	41,168,088
Warrants (note 8)	3,729,000	3,729,000
Equity portion of convertible promissory notes (note 6)	120,566	120,566
Equity portion of exchange shares (note 7)	8,599,442	8,599,442
Contributed surplus	22,970,037	13,338,629
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit during the exploration stage	(28,701,623)	(18,244,571)
Accumulated other comprehensive loss	(1,064,333)	-
	52,516,769	48,148,521
Future operations (note 1) Commitments (notes 4, 7, and 11) Subsequent event (note 8(b))
	$57,167,287	$52,532,847

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended October 31		Six months ended October 31		From Exploration Stage Inception on November 1, 2006 through October 31, 2007
(in Canadian dollars)	2007	2006	2007	2006

Interest income	$239,691	$1	$530,567	$1	$793,691

Expenses
General and administrative
Salaries and benefits	595,614	-	1,246,103	-	2,417,988
Professional fees	210,722	28,667	418,410	45,963	708,399
Investor relations	203,944	-	301,451	-	301,451
Office operations and rent	167,533	5,628	414,261	11,157	696,413
Capitalized general and administrative costs	(303,721)	-	(540,421)	-	(717,021)
Stock-based compensation related to stock options	268,720	-	719,280	-	2,582,728
Stock-based compensation related to warrants	-	-	-	-	1,600,800
Stock-based compensation related to shares issued for services	132,300	-	271,000	-	705,900
Capitalized stock-based compensation costs	(99,007)	-	(182,907)	-	(182,907)
	1,176,105	34,295	2,647,177	57,120	8,113,751
Foreign exchange loss	1,223,238	-	2,352,669	-	3,901,509
Accretion on promissory notes	43,974	-	90,108	-	161,378
Depreciation and asset retirement accretion	27,250	-	49,260	-	61,633
	2,470,567	34,295	5,139,214	57,120	12,238,271

Net loss	$(2,230,876)	$(34,294)	$(4,608,647)	$(57,119)	(11,444,580)

Unrealized loss recorded on marketable securities (note 2)	(412,413)	-	(1,306,373)	-	(1,306,373)

Comprehensive loss	$(2,643,289)	$-	$(5,915,020)	$-	$(12,750,953)

Net loss per share
Basic and diluted	$(0.03)	$(0.01)	$(0.06)	$(0.01)	$(0.20)

Weighted average shares outstanding
Basic and diluted	74,198,278	6,337,500	73,369,474	6,337,500	56,029,733

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Shareholders' Equity (Deficiency in Assets)

(Unaudited)

	Share Capital				Contributed Surplus	Equity Portion of Convertible Debt	Accumulated Deficit from Prior Operations	Deficit Accumulated since November 1, 2006 during Exploration Stage	Accumulated Other Comprehensive Income (Loss)	Shareholder's Equity (Deficiency in Assets)
(in Canadian dollars)	Shares	Amount	Warrants	Exchange Shares

Balance, April 30, 2005	6,337,500	$ 207,342	$ -	$ -	$ 168,750	$ -	$ (282,569)	$ -	$ -	$ 93,523
Net loss for the year	-	-	-	-	-	-	(222,945)	-	-	(222,945)
Balance, April 30, 2006	6,337,500	207,342	-	-	168,750	-	(505,514)	-	-	(129,422)

Shares issued on private placements	59,373,550	34,203,821	3,729,000	-	368,400	-	-	-	-	38,301,221
Shares issued for properties	5,250,000	6,062,825	-	8,599,442	-	-	-	(11,408,638)	-	3,253,629
Shares issued for services	375,000	434,900	-	-	-	-	-	-	-	434,900
Shares issued on debt settlement	600,000	165,700	-	-	-	-	-	-	-	165,700
Shares issued on option exercise	500,000	93,500	-	-	(35,000)	-	-	-	-	58,500
Stock based compensation	-	-	-	-	1,863,448	-	-	-	-	1,863,448
Consulting warrants	-	-	-	-	1,600,800	-	-	-	-	1,600,800
Incentive warrants	-	-	-	-	9,372,231	-	-	-	-	9,372,231
Issue convertible promissory notes	-	-	-	-	-	120,566	-	-	-	120,566
Net loss for the year	-	-	-	-	-	-	(57,119)	(6,835,933)	-	(6,893,052)
Balance, April 30, 2007	72,436,050	41,168,088	3,729,000	8,599,442	13,338,629	120,566	(562,633)	(18,244,571)	-	48,148,521

Adjustment on adoption of accounting standard (note 1)	-	-	-	-	-	-	-	-	242,040	242,040
Shares issued for services (note 8)	250,000	271,000	-	-	-	-	-	-	-	271,000
Shares issued for properties (note 4)	500,000	486,250	-	-	-	-	-	-	-	486,250
Shares released from escrow (note 3)	4,750,000	5,500,975	-	-	-	-	-	(5,848,405)	-	(347,430)
Stock based compensation (note 9)	-	-	-	-	719,280	-	-	-	-	719,280
Incentive warrants (note 4(e))	-	-	-	-	8,810,850	-	-	-	-	8,810,850
Acquisition warrants (note 4(e))	-	-	-	-	45,707	-	-	-	-	45,707
Incentive warrants (note 8(b))	-	-	-	-	55,571	-	-	-	-	55,571
Net loss	-	-	-	-	-	-	-	(4,608,647)	-	(4,608,647)
Comprehensive loss on marketable securities (note 2)	-	-	-	-	-	-	-	-	(1,306,373)	(1,306,373)
Balance, October 31, 2007	77,936,050	$ 47,426,313	$ 3,729,000	$ 8,599,442	$ 22,970,037	$ 120,566	$ (562,633)	$(28,701,623)	$ (1,064,333)	$ 52,516,769

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended October 31		Six months ended October 31			From Exploration Stage Inception on November 1, 2006 through October 31, 2007
(in Canadian dollars)	2007	2006	2007	2006

Operating activities
Net loss	$(2,230,876)	$(34,294)	$(4,608,647)	$(57,119)		$(11,444,580)
Items not involving cash
Stock-based compensation	302,013	-	807,373	-		4,706,521
Unrealized foreign exchange loss	1,246,364	-	2,514,690	-		4,121,007
Accretion on promissory notes	43,974	-	90,108	-		161,378
Depreciation and asset retirement accretion	27,250	-	49,260	-		61,633
Change in non-cash working capital	(404,802)	25,377	(739,390)	50,791		89,605
	(1,016,077)	(8,917)	(1,886,606)	(6,328)		(2,304,436)
Financing activities
Proceeds from private placements	-	-	-	-		38,301,221
Proceeds from stock option exercises	-	-	-	-		58,500
Notes payable	-	-	-	-		(40,000)
	-	-	-	-		38,319,721
Investing activities
Expenditures on oil and gas assets	(6,817,476)	-	(8,713,252)	-		(9,419,013)
Expenditures on capital assets	(92,769)	-	(120,460)	-		(251,574)
Acquisitions net of cash acquired :
Deerfield Kansas	-	-	-	-		(6,438)
Kentucky Reserves	-	-	-	-		(3,488,794)
Deerfield Missouri	-	-	-	-		(666,359)
Trinity Sands Energy	-	-	-	-		(82,769)
Marketable securities	-	-	-	-		(1,851,960)
Restricted cash	-	-	-	-		(341,250)
Change in non-cash working capital related to capital assets	1,252,840	-	1,047,440	-		1,389,232
	(5,657,405)	-	(7,786,272)	-		(14,718,925)

Change in cash and cash equivalents	(6,673,482)	(8,917)	(9,672,878)	(6,328)		21,296,360

Exchange rate fluctuations on cash and cash equivalents	(1,591,327)	-	(2,977,832)	-		(4,625,932)

Cash and cash equivalents, beginning of period	24,943,050	16,730	29,328,951	14,141		7,813
Cash and cash equivalents, end of period	$16,678,241	$7,813	$16,678,241	$7,813		$16,678,241

Non-Cash investing activities
Common shares issued for properties	$5,987,225	$-	$5,987,225	$-		$12,050,050
Exchange shares issued for properties	$-	$-	$-	$-		$9,660,497
Warrants granted for properties	$45,707	$-	$45,707	$-		$45,707
Incentive warrants vested on property acquisition	$8,810,850	$-	$8,810,850	$-		$18,183,081
Kentucky warrant extension	$55,571	$-	$55,571	$-		$55,571
Capitalized stock-based compensation	$99,007	$-	$182,907	$-		$182,907

Non-Cash financing activities
Common shares issued for services	$132,300	$-	$271,000	$-		$705,900
Common shares issued to settle debt	$-	$-	$-	$-	$	`165,700

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2007, except as described in note 1. These interim consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the reported periods. These interim consolidated financial statements do not include all disclosures required in annual financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended April 30, 2007.

1.	Basis of Presentation
(a)	Exploration Stage and Future Operations:

MegaWest operates a number of heavy oil exploration projects in the United States. Since November 2006 to date, MegaWest is an exploration stage company. To date, activities on the oil and gas projects included analysis and evaluation of technical data, preparation of exploration drilling and preliminary geological models, conceptual engineering of thermal pilot projects, exploration drilling and securing the required capital and financing to complete the fiscal 2008 budgeted work program.

MegaWest currently anticipates spending its existing funds during the remainder of the fiscal year to acquire, explore and appraise new and existing oil and gas projects. The Company will need additional funds to continue operations and fund the ultimate development of the Company's oil and gas projects, if proven commercial. Additional capital will be in the form of equity, debt, joint venture farmouts or some combination thereof. The Company's future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

(b)	Adoption of New Accounting Standards:

On May 1, 2007, the Company adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting as prescribed by the Canadian Institute of Chartered Accountants ("CICA") handbook.

(i)	Section 1530 Comprehensive Income ("S.1530") and Section 3251 Equity ("S.3251"):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(ii)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855") and Section 3861 Financial Instruments – Disclosure and Presentation ("S.3861"):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

At May 1, 2007 the Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and convertible promissory notes. Cash and cash equivalents and accounts receivable are considered held to maturity and are recorded at amortized cost. Marketable securities are considered available-for-sale and are recorded at fair value, with the changes in fair value recorded in comprehensive income. On adoption, a $242,040 adjustment was made to the marketable securities to record them

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

at fair value. Convertible promissory notes are considered other financial liabilities and are recorded at amortized cost.

(iii)	Section 3865 Hedges ("S.3865"):

S.3865 establishes standards for how and when hedge accounting may be applied. The Company does not currently participate in any hedging activities.

The Company also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Sections 3862 Financial Instrument Disclosures and 3863 Financial Instruments Presentation, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on May 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

(c)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following subsidiaries. All intercompany balances and transactions have been eliminated.

MegaWest Energy USA Corp
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC)
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves LLC)
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC)
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.)
MegaWest Energy Montana Corp

2.	Marketable Securities:

The Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders"), who is our joint venture partner on the Trinity Sands project, for $1,851,960 (U.S. $1,650,000) representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors. As a result, the Company does not believe it exerts influence over Energy Finders. The quoted market price of Energy Finder's shares on October 31, 2007 was U.S. $0.11 per share, converting to an approximate market value of $787,627 (U.S. $825,000). As these shares are considered available-for-sale, the market value adjustment has been recorded as a comprehensive loss for the period.

3.	Deerfield Energy LLC Acquisition and Restricted Cash:

In connection with the Deerfield Energy LLC (“Deerfield Missouri”) acquisition on April 5, 2007, part of the consideration given was contingent upon meeting the terms of an escrow agreement. Pursuant to this agreement, shares and cash were held in escrow until either the modification of certain development agreements into oil and gas leases was completed or until 4,000 acres of replacement acreage had been leased. To fulfill the escrow requirements, the Company engaged in a leasing program in Missouri and in October 2007, surpassed the 4,000 acre threshold of replacement acreage. As a result, the US$300,000 cash and 4,750,000 shares of common stock held in escrow were released. Of the cash held in escrow, US$100,000 plus interest was paid to the Company for reimbursement of costs associated with leasing the replacement acreage.

Upon satisfying the escrow terms, the remaining consideration of $5,848,405 attributable to the acquisition has been recorded as a deficit adjustment, with a corresponding credit to cash in trust and share capital. The acquisition cost was recorded as a

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

deficit adjustment since the transaction was between related parties, as at the acquisition date the President and Chief Executive Officer of MegaWest was also the Chief Operating Officer and a unitholder of Deerfield Missouri (held 15.85% of the issued and outstanding units). The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the acquisition date.

4.	Oil & Gas Assets:

To October 31, 2007, the Company’s projects are in the exploration stage and have not reached commercial production levels. Accordingly, no provision for depletion expense has been made and all oil sales have been capitalized against project costs.

For the six month period ended October 31, 2007, capitalized general and administrative costs include $99,007 and $182,907 respectively, of stock-based compensation.

The following table summarizes the property, plant and equipment costs by project.

	Chetopa (a)	Deerfield (b)	Kentucky (c)	Trinity (d)	Big Sky (e)	Other (f)	Total
Oil and Gas Assets
Balance, April 30, 2007	$ 861,901	$ 91,281	$18,773,383	$ 1,021,297	$ -	$ 8,493	$ 20,756,355
Additions	1,706,867	1,403,137	2,013,482	2,729,517	22,163	203,382	8,078,548
Pre-commercial net oil sales	(199,720)	-	-	-	-	-	(199,720)
Acquisitions	-	-	-	-	9,690,527	-	9,690,527
Capitalized stock-based compensation	31,185	41,773	49,065	60,517	367	-	182,907
Capitalized general and administrative costs	90,495	122,975	145,346	180,478	1,127	-	540,421

Balance, October 31, 2007	$2,490,728	$1,659,166	$20,981,276	$ 3,991,809	$ 9,714,184	$ 211,875	$ 39,049,038

(a)	Chetopa Project, Kansas

The Chetopa project is an unproved heavy oil project located two miles south of Chetopa, Kansas. The assets include certain oil and gas facilities, equipment, wells and a 100 percent interest in two oil and gas leases covering 392 unproved acres.

During the six months ended October 31, 2007, the Company continued to operate in a pre-commercial stage, as the Company is still commissioning the project facilities. To October 31, 2007, $199,720 of net oil sales have been credited against the project’s cost pool. Once the facilities have been commissioned, oil sales will be recorded as revenues.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues. As at October 31, 2007 no net revenue interest has been paid as the Company has not recovered its capital and operating costs.

(b)	Deerfield Project, Missouri

The Deerfield Missouri project includes a 100 percent interest in approximately 8,300 unproved acres of oil and gas leases in Missouri.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

(c)	Kentucky Reserves Project, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 35,000 unproved acres in Kentucky.

As part of the acquisition of Kentucky Reserves, the Company is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner. To October 31, 2007 the Company has spent approximately $2.0 million towards this commitment.

(d)	Trinity Sands Project, Texas

Currently, MegaWest’s interest in the project consists of, approximately, 34,000 unproved acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total acreage are 20,600 acres in which the Company has already earned a 50 percent working interest and another 13,400 acres in which the Company has already earned a 12.5 percent working interest.

(e)	Big Sky Project, Montana

On October 24, 2007 the Company completed the acquisition of a 40 percent working interest in two prospects in Montana totaling approximately 34,000 unproved acres in Montana. MegaWest will earn an addition 20 percent working interest in each prospect by carrying its working interest partner through the first U.S.$2.5 million of work. In addition, MegaWest and its working interest partner have established a regional Area of Mutual Interest (“AMI”) covering approximately 1,000,000 acres that shall remain active for the next two years. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner. MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share. The cost of the acquisition was $9,690,527 and consisted of:

Cash (U.S.$300,000)	$309,034
Common shares (500,000)	486,250
Warrants (250,000 exercisable at U.S. $2.50)	45,707
Incentive warrants (10,000,000)	8,810,850
Expenses	38,686
Total acquisition cost	$9,690,527

The amounts assigned to the common shares and warrants were based on their fair values on their issue dates. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares. The fair value of the warrants was estimated at $0.18 (U.S.$0.19) per warrant using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.5 years. The incentive warrants were issued in December 2006 to provide additional prospects for the Company and the acquisition triggered the vesting of 10,000,000 incentive warrants. The fair value of the incentive warrants was estimated at $0.88 (U.S.$ 0.91) per warrant using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.3 years.

(f) Other

Other costs consist primarily of deposits paid on steam generators and related equipment.

5.	Capital Assets:

Capital assets consist of office equipment, furniture and leasehold improvements.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

	Cost	Accumulated Depreciation	Net book Value
Balance, April 30, 2007	$ 131,113	$ 2,372	$ 128,741
Additions	120,461	23,298	97,163
Balance, October 31, 2007	$ 251,574	$ 25,670	$ 225,904
6.	Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with the acquisitions of its Trinity and Kansas projects. As part of the assumption, the Company agreed to the following terms: interest accrues at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity.

The Company has recorded $43,974 of accretion expense for the three month period ended October 31, 2007 (six months ended October 31, 2007 - $90,108).

7.	Exchange Shares:

As part of the consideration given to acquire Trinity in April 2007, MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA. Each class B exchange share is convertible into 100 MegaWest shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of U.S. $950,000 (U.S. $10.00 per exchange share) until July 31, 2008, after which the Company can implement a forced exchange of the shares. The cash redemption value of the exchange shares of $906,965 (U.S. $950,000) has been recorded as a liability. The fair value of the conversion feature, estimated at the time of issue, of $8,599,442 has been classified as equity.

8. Share Capital and Warrants:

(a)	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

In addition to the shares issued for the Montana Big Sky acquisition (note 4(e)) and the Deerfield Energy escrow share release (note 3), the Company issued 125,000 shares to a consultant for advisory services during the three months ended October 31, 2007 (six months ended October 31, 2007 – 250,000 shares). The value of the common shares issued to the consultant was U.S. $1.00 per share and was based on the cash consideration received for the most recent private placements of the Company’s shares. Under the consulting agreement, there are 125,000 shares remaining to be issued on November 15, 2007, as services are performed.

(b)	Warrants:

The following table summarizes the warrants outstanding as of October 31, 2007:

Warrant Type	Warrants Outstanding			Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	19,500,000	1.2 years	U.S. $0.10	19,000,000	U.S. $0.10
Consulting (ii)	6,000,000	1.2 years	U.S. $0.50	6,000,000	U.S. $0.50
Private Placement (iii)	4,212,500	0.2 years	U.S. $1.00	4,212,500	U.S. $1.00
Private Placement (iv)	14,380,123	0.3 years	U.S. $1.30	14,380,123	U.S. $1.30
Purchase (v)	250,000	1.5 years	U.S. $2.50	250,000	U.S. $2.50
	44,342,623	0.8 years	U.S. $0.64	43,842,623	U.S. $0.65

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

(i)

The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from the Company at an exercise price of U.S. $0.10 per share until January 15, 2009. 9,000,000 warrants vested on the Kentucky Reserves acquisition, and 10,000,000 warrants vested on the Montana Big Sky acquisition. The remaining 500,000 warrants can vest if the holder brings a project of merit to the Company’s board of directors that has an economic value of at least U.S. $1.00 per share.

On September 18 2007, the Company extended the expiry date of the incentive warrants to January 15, 2009. As a result, the Company recorded an additional $56,000 for the Kentucky acquisition.

(ii)

The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, expire on January 5, 2009 and have an exercise price of U.S. $0.50 per share.

(iii)

The private placement warrants were issued in conjunction with the private placement completed in January 2007. The warrants expire on January 5, 2008. On December 14, 2007 the Company extended the term of these warrants to July 5, 2008.

(iv)

The private placement warrants were issued in conjunction with the private placement completed in March 2007. The warrants expire on March 1, 2008. On December 14, 2007 the Company extended the term of these warrants to August 28, 2008.

(v)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expire on April 24, 2009.
(c)	Unit Rights:

At October 31, 2007, the Company had 180,000 unit rights outstanding that were issued in connection with the January 2007 private placement. Each unit can be purchased for U.S. $0.50 and consists of one common share and one-half common share purchase warrant exercisable at U.S. $1.00 per share.

In addition, the Company had 375,000 unit rights outstanding that were issued in connection with the February 2007 private placement. Each unit can be purchased for U.S. $1.00 and consists of one common share and one-half common share purchase warrant exercisable at U.S. $1.30 per share.

9. Stock Options:

The Company has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”). The number of shares reserved for issuance in aggregate under both plans limited to 20 percent of the issued and outstanding common shares of the Company. The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant. Each stock option is convertible into one common share.

The following table summarizes the changes in stock options outstanding during the six months ended October 31, 2007:

	Number of Options	Weighted Avg. Exercise Price
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Granted	670,000	$2.00
Forfeitures	(80,000)	$1.00
Outstanding, October 31, 2007	10,259,000	U.S. $0.71

The following table summarizes information about the options outstanding and exercisable at October 31, 2007:

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

	Options Outstanding			Options Vested
Exercise Price	Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
U.S.$0.10	1,250,000	4.1 years	U.S. $ 0.10	1,250,000	U.S. $ 0.10
U.S.$0.50	5,705,000	3.3 years	$0.50	4,051,250	$0.50
U.S.$1.00	2,384,000	3.5 years	$1.00	1,211,000	$1.00
U.S.$1.80 - $2.25	920,000	3.9 years	$2.00	335,000	$2.05
	10,259,000	3.7 years	U.S. $0.71	6,847,250	U.S. $0.60

For the three months ended October 31, 2007, the Company recorded $268,720 (2006 – nil) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus, of which $99,007 was capitalized. The fair value of the options granted for the three months ended October 31, 2007 was estimated to be $0.44 (U.S. $0.46) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 78 percent, risk-free interest rate of 4.28 percent and expected lives of four years.

For the six months ended October 31, 2007, the Company recorded $719,280 (2006 – nil) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus, of which $182,907 was capitalized. The fair value of the options granted for the six months ended October 31, 2007 was estimated to be $0.48 (U.S. $0.48) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83 percent, risk-free interest rate of 4.51 percent and expected lives of four years.

10.	Related Party Transactions:

The Company incurred the following related party transactions in the three and six month periods ended October 31. These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(a)

The Chief Financial Officer ("CFO") is affiliated with a company that provides the Company with ongoing investor relations services. For the three and six month periods ended October 31, 2007 the Company paid $45,000 and $99,600 respectively, for these services (2006 – nil).

(b)

Pursuant to employment contracts, the Company paid $142,802 and $314,127 respectively, in salaries and benefits to the Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and CFO for the three and six month periods ended October 31, 2007 (2006 – nil).

(c)	The Company incurred $9,500 and $15,500 respectively, in general and administrative costs to entities controlled by former directors in the three and six month periods ended October 31, 2006.
11.	Commitments and Contractual Obligations:

In addition to the commitments and contractual obligations disclosed elsewhere in these financial statements, the Company has the following commitments and obligations:

(a)	Office and Equipment Leases:

Remainder of fiscal 2008	$ 42,933
2009	241,620
2010	241,620
2011	241,620
2012	237,836
Thereafter	420,836
Total	$ 1,426,465

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended October 31, 2007

(in Canadian dollars unless otherwise stated) (Unaudited)

(b)	Severance Obligations:

Pursuant to employment agreements with the Company’s CEO, COO and CFO, the Company is obligated to pay up to approximately $700,000 under certain events around employment termination.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of December 28, 2007

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”). It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the six months ended October 31, 2007 and 2006, the annual consolidated financial statements for the year ended April 30, 2007 and 2006 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is an exploration stage non-conventional oil company with emphasis on North American heavy oil projects. The Company has operatorship of, and owns or has the right to earn a majority interest in, over 110,000 acres of prospective oil sands leases in Missouri, Kansas, Kentucky, Texas and Montana.

MegaWest’s current projects are:

•	Deerfield, Missouri;
•	Chetopa, Kansas;
•	Kentucky Reserves, Kentucky;
•	Trinity Sands, Texas; and
•	Big Sky, Montana.

MegaWest is continuing to seek additional oil and gas properties to add to its portfolio.

RESULTS OF OPERATIONS

Operational and Project Review

MegaWest’s projects are currently in the exploration stage. MegaWest’s strategy is to evaluate, enhance and exploit each project through:

•	geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;
•	field work including seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and
•	engage an independent third-party to establish the value of commercial reserves, leading to farm-out, sale, or funding and execution of the commercial development plan.

The objectives of the Company’s fiscal 2008 budget are to establish reserves and demonstrate commercial feasibility through delineation drilling and the completion of a thermal demonstration project or enhanced recovery production tests. In addition to the existing Chetopa thermal project, MegaWest is targeting to have thermal demonstration project operating on the Deerfield Missouri project and a thermal demonstration project designed and under construction on the Kentucky Reserves project in fiscal 2008.

Deerfield Project, Missouri

The Deerfield Missouri project includes a 100 percent interest in approximately 8,300 undeveloped acres of oil and gas leases in Vernon County, Missouri. In October 2007, MegaWest satisfied the terms of the Deerfield escrow agreement that arose from the April 2007 Deerfield acquisition. As a result, the US$300,000 cash and 4,750,000 shares previously held in escrow were released. Of the cash released, US$100,000 plus interest was paid to MegaWest for reimbursement of costs associated with leasing additional acreage.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

During the six months ended October 31, 2007, MegaWest drilled fifteen exploration wells. The objectives of this drilling program were to further define the commercial prospectivity of the Upper Warner sand formation, to analyze the secondary Blue Jacket sand formation, and to validate the Roubidoux formation as a source water zone. All these formations are found at expected depths. Initial results show that the Upper Warner formation has an average reservoir porosity of 20 percent, average net pay of 33 feet, and average oil saturation exceeding 55 percent, resulting in approximately 28,000 barrels of oil in place per acre. These initial drilling results confirm the Company’s geological model and as a result, MegaWest is aggressively moving forward with facilities construction and development drilling for an enhanced oil recovery demonstration project (the “Marmaton River Project”).

The Marmaton River demonstration project will be a steam-flood with thirteen inverted seven-spot well patterns covering ten acres. The facilities will include a 50 million BTU/hr steam generator along with production treating vessels and tanks. Approximately 60 wells will be drilling for production, steam injection, source water and disposal. Facility commissioning and start-up is expected within two-three months. This first project phase is expected to produce up to 100,000 barrels of oil over an 18 – 24 month period. The average production rate is forecast to be 220 barrels of oil per day (“bopd”) with a peak rate of 400 bopd achieved after 12 months of operation. The produced oil will be sold at the plant gate to a local refinery and is expected to receive over 80 percent of the West Texas Intermediate posted price (“WTI”). During the quarter, the steam generator was moved to the site, and other long lead items such as treating vessels and tanks began construction.

Chetopa Project, Kansas

The Chetopa project is a small, heavy oil project located two miles south of Chetopa, Kansas. The assets acquired include certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 unproved acres. The land is undeveloped except for a 15 acre thermal project that includes 20 steam injector wells, 33 producer wells, a water well, a tank battery, steam generator and two transfer stations.

The Chetopa project was originally assessed to acquire the surface equipment and steam generator at a discount for use in Missouri. However, the Company elected to refurbish the facilities and has commenced production. In June the first truckload of oil was shipped from the facility. During the six months ended October 31, 2007, the Company continued to operate in a pre-commercial stage, as the Company is still commissioning the project facilities and as a result, capitalized the oil sales against capital costs in the period. Expenditures in the quarter consisted of operating expenses, oil sales and capital expenditures on oil and gas assets. To date, consistent commercial production rates have not been realized. Produced oil is trucked and sold to a local refinery and to date has been sold for over 80 percent of WTI. During the next six months MegaWest will evaluate the Chetopa operating results and decide if additional acreage will be developed.

As part of the Chetopa acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable only after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues. As at October 31, 2007 no net revenue interest has been paid as the Company has not recovered its capital and operating costs.

Kentucky Reserves Project, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 35,000 unproved acres in the Edmonson, Warren and Butler counties of Kentucky.

During the six months ended October 31, 2007, MegaWest drilled eight exploration wells. This drilling program was designed to validate the Company’s geological model and confirm the presence of commercial quantities of heavy oil resources. Core was recovered from each of the wells in this program, confirming the existence of the Tar Springs, the Hardinsburg and the Big Clifty sandstones. The core samples have been analyzed and show that the

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

primary target (the Big Clifty sandstones) in the area of our proposed demonstration site has an average reservoir porosity of 15 percent, average net pay of 53 feet, with an average oil saturation of 45 percent, resulting in roughly 28,000 barrels of oil in place per acre. Based on these results, the Company has commenced permitting for a second exploratory drilling program with the goal of finalizing the location for the first enhanced oil recovery demonstration project. The construction and commencement of thermal pilot project is planned to occur near the end of the 2008 fiscal year. The Company has purchased a 50 million BTU/hr steam generator for this project.

The Company is committed to fund a work program over the next 30 months covering the first U.S. $15,000,000 of exploration, testing and development expenditures on the project aimed at proving commercial recovery of the potential oil contained in the leases. To October 31, 2007 the Company has spent $2 million towards this commitment.

Trinity Sands Project, Texas

Currently, MegaWest’s interest in the project consists of, approximately, 34,000 unproved acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acreage are 20,600 acres in which we have already earned a 50 percent working interest and 13,400 acres in which we have earned a 12.5 percent working interest, and have completed the majority of the work to increase this earning to 33.33 percent.

During the quarter, MegaWest commenced an exploration drilling program with the goal to drill indentified prospects and validate the Company’s geological model. To date, seven wells have been drilled and results are currently being analyzed. This new data is being consolidated into an updated geological model.

Big Sky, Montana

On October 24, 2007 the Company completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 34,000 undeveloped acres in Choteau County, Montana. MegaWest will earn an addition 20 percent working interest in each prospect by carrying its working interest partner through the first U.S.$2.5 million of work. In addition, MegaWest and its working interest partner have established a regional Area of Mutual Interest (“AMI”) covering approximately 1,000,000 acres that shall remain active for the next two years. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner. MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share. Subsequent to October 31, 2007 the Company acquired an additional 2,000 unproved acres in the project.

The Company is in the process of formulating an exploration plan that will include some seismic data acquisition to identify future drilling locations.

Financial Review

Three Months Ended October 31, 2007

MegaWest reported a net loss of $2,230,876, $0.03 per share basic and diluted, for the three months ended October 31, 2007, compared with a net loss of $34,294, $0.01 per share, for the comparable 2006 period. The loss for the 2007 period was mainly attributable to general and administrative expenses of $1,176,105 and a foreign exchange loss of $1,223,238.

During December 2006 the Company changed its focus to oil and gas exploration and a number of employees were hired and a new office was established in Calgary, Alberta that resulted in salary and benefit costs, increased

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

professional fees, investor relation fees and office costs. General and administrative expenses for the three months ended October 31, 2007 totaled $1,176,105, net of $402,728 capitalized to oil and gas projects. During the three months ended October 31, 2006 the Company was seeking new business opportunities and total general and administrative expenses was $34,295.

Included in general administrative expense is stock–based compensation expense of $268,720 attributable to the cost associated with granting stock options to new employees and consultants and $132,300 attributable to the cost associated with issuing shares for consulting services. There were no stock option grants during the three months ended October 31, 2006.

As noted above, the Company’s change in business plan resulted in the hiring of staff and as such the Company incurred salary and benefit costs of $595,614 during the three months ended October 31, 2007 (2006 - $nil).

Professional fees totaled $210,722 (2006 - $28,667) and consist of audit, accounting and legal fees primarily related to filing registration documents with the Securities and Exchange Commission (SEC) during the quarter and costs related to the Company’s annual general meeting.

In an effort to raise investor awareness of the Company we incurred investor relation expenses of $203,944 during the three months ended October 31, 2007 (2006 - $nil).

Office and operations costs during the three months ended October 31, 2007 totaled $167,533 (2006 - $5,628) and are primarily made up of office rent and supplies, information technology license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Since all of the Company’s projects are currently in the United States, the Company holds U.S. dollars to satisfy its U.S. denominated project costs. The foreign exchange loss of $1,223,238 for the three months ended October 31, 2007 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency, as the Canadian dollar strengthened in value compared to the U.S. dollar during the quarter. The Company has not entered into any hedging agreements.

The Company had interest income of $239,691 for the three months ended October 31, 2007 compared with $1 for the comparable period. The increase in interest income for the 2007 period is related to interest earned on cash balances generated from private placements that raised an aggregate amount of U.S. $34,011,050 in the third and fourth fiscal quarters of 2007.

Six Months Ended October 31, 2007

MegaWest reported a net loss of $4,608,647, $0.06 per share basic and diluted, for the six months ended October 31, 2007, compared with a net loss of $57,119, $0.01 per share, for the comparable 2006 period. The loss for the 2007 period was mainly attributable to general and administrative expenses of $2,647,177 and a foreign exchange loss of $2,352,669.

General and administrative expenses for the six months ended October 31, 2007 totaled $2,647,177, net of $723,328 capitalized to oil and gas projects. During the six months ended October 31, 2006 the Company was seeking new business opportunities and total general and administrative expenses was $57,120.

Included in general administrative expense is stock–based compensation expense of $719,280 for the six months ended October 31, 2007 and is attributable to the cost associated with granting stock options to employees and

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

consultants and $271,000 attributable to the cost associated with issuing shares for consulting services. There were no stock option grants during the six months ended October 31, 2006.

As noted above, the Company’s change in business plan resulted in the hiring of staff and as such the Company incurred salary and benefit costs of $1,246,103 during the six months ended October 31, 2007 (2006 - $nil).

Professional fees during the six months ended October 31, 2007 totaled $418,410 (2006 - $45,963) and are primarily made up of audit, accounting, legal and filing costs of related to the year end audit, filing registration documents with the SEC and costs related to the Company’s annual general meeting.

In an effort to raise investor awareness of the Company we incurred investor relation expenses of $301,451 during the six months ended October 31, 2007 (2006 - $nil).

Office and operations costs during the six months ended October 31, 2007 totaled $414,261 (2006 - $11,157) and are primarily made up of office rent and supplies, information technology license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Since all of the Company’s projects are currently in the United States, the Company holds U.S. dollars to satisfy its U.S. denominated project costs. The foreign exchange loss of $2,352,669 for the six months ended October 31, 2007 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency, as the Canadian dollar strengthened in value compared to the U.S. dollar during the period. The Company has not entered into any hedging agreements.

The Company had interest income of $530,567 for the six months ended October 31, 2007 compared with $1 for the comparable period. The increase in interest income for the 2007 period is related to interest earned on cash balances generated from private placements that raised an aggregate amount of U.S. $34,011,050 in the third and fourth fiscal quarters of 2007.

SUMMARY OF QUARTERLY RESULTS

	2008			2007				2006
(000’s )	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest income	$ 240	$ 291	$ 258	$ 3	$ 1	$ 1	$ -	$ -
Loss	(2,231)	(2,378)	(3,560)	(3,276)	(34)	(23)	(146)	(23)
Loss per share	(0.03)	(0.03)	(0.10)	(0.21)	(0.00)	(0.00)	(0.02)	(0.01)
Total Assets	$57,167	$49,584	$52,533	$11,013	$ 23	$ 30	$ 31	$ 149

Starting in December 2006, the Company began operations as an oil and gas company. As a result, the increases in total assets relate to the cash proceeds from private placements and capital assets from acquisition of oil and gas assets. The net loss is mainly attributable to:

•	stock-based compensation expense related to stock option and warrant grants to new employees, directors, and consultants;
•	foreign exchange loss on U.S. dollar cash balances translated to Canadian dollars; and
•	administrative costs related to employee salaries and office operations costs.

LIQUIDTY AND CAPITAL RESOURCES

As the Company’s projects are in the exploration stage and profitable oil and gas operations have not been attained, it is expected that existing working capital will be used to fund operations and the fiscal 2008 work plan. The Company will need additional funds to continue operations and fund the ultimate development of the Company’s oil and gas projects, if proven commercial. Additional capital will be required in the form of equity, debt and or joint

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

venture farmouts. In addition to existing financial resources, the Company has 18,592,623 share purchase warrants outstanding that could generate up to $21.8 million (U.S. $22.9 million) if exercised during their term, which ends on August 28, 2008.

Cash and Financial Conditions

MegaWest had working capital of $15,194,718 as at October 31, 2007 compared to working capital of $28,152,901 as at April 30, 2007. Cash used in operating activities for the three months ended October 31, 2007, totaled $1,016,077 on a $2,230,876 net loss for the period. Cash used in operating activities for the six months ended October 31, 2007, totaled $1,886,606 on a $4,608,647 net loss for the period.

As at October 31, 2007, MegaWest had cash available of $16,678,241 which we consider sufficient to complete our fiscal 2008 budgeted work plan. Additional capital may be required thereafter or should the budget or work plan be amended for a number of reasons which include, but are not limited to, future events, possible business or property acquisitions and actual results differing from our anticipated our work plan.

Investing Activities

Cash used in investing activities was $5,657,405 for the three months ended October 31, 2007 (six months ended - $7,786,272) and included cash capital expenditures of $6,910,245 (six months ended – $8,883,712) incurred on the Company’s oil and gas projects and corporate capital costs. Cash used in investing activities was nil for the three and six month periods ended October 31, 2006.

Financing Activities

The Company’s debt obligations at October 31, 2007 consist of convertible promissory notes and potential cash payout obligations on exchange shares.

The convertible promissory notes of U.S.$1,700,000 were assumed on December 20, 2006 in connection with the acquisitions of Deerfield Kansas and Trinity. The principal and interest are convertible into common shares at US $0.25 per share until June 20, 2008. The interest rate on the notes is six percent per annum.

The Company issued 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity in April 2007. Each class B exchange share is convertible into 100 common shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of US $950,000 (US $10.00 per exchange share) until July 31, 2008, after which MegaWest can implement a forced exchange of the shares.

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”). The number of outstanding shares and the number of shares that could be issued if all of our dilutive instruments are converted to shares at the following dates were:

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

	December 28, 2007	October 31, 2007	April 30, 2007

Common shares outstanding	78,216,320	77,936,050	72,436,050

Exchange shares (1)	9,500,000	9,500,000	9,500,000
Stock options (2)	10,383,730	10,259,000	9,669,000
Warrants
Private placement (3)	18,592,623	18,592,623	18,592,623
Incentive (4)	19,500,000	19,500,000	19,500,000
Consulting (5)	6,000,000	6,000,000	6,000,000
Acquisition (6)	250,000	250,000	-
Unit rights (7)	832,500	832,500	832,500
Convertible promissory notes (8)	7,204,000	7,152,000	6,945,200
Common shares in escrow(9)	-	-	4,750,000
Fully diluted common shares	150,479,173	150,022,173	148,225,373

Notes:

(1)

Represents 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 of our common shares with up to 9,500,000 common shares of MegaWest to be issued.

(2)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.
(3)

Represents whole share purchase warrants issued in connection with our private placement offerings. Each whole share purchase warrant is exercisable into one common share at prices from U.S.$1.00 to U.S.$1.30, with expiry dates from January 5, 2008 to March 1, 2008. On December 14, 2007 the Company extended the term of these warrants to July 5, 2008 and August 28, 2008.

(4)

Represents warrants that entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least U.S.$1.00 multiplied by the total number of warrants issued to the holder) to the directors. To date, 19,000,000 of these warrants have vested. The expiry date of these warrants has been extended to January 15, 2009.

(5)

Represents warrants granted to various investor relations and other contractors. The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

(6)	Represent warrants granted as part consideration for the acquisition of the Big Sky project in Montana. Each warrant is exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.
(7)

Represents rights to buy an additional 180,000 units under the same terms as the January U.S.$0.50 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.00) and rights to buy a further 375,000 units under the same terms as the March U.S.$1.00 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.30). These rights, including the underlying common share purchase warrants, expire between January 5, 2008 and March 1, 2008.

(8)

Represents common shares that could potentially be issued from convertible promissory notes in the aggregate amount of US$1,700,000, including accrued interest at a rate of 6% per annum, which together maybe converted into common shares at US$0.25 per share until June 20, 2008.

(9)	Represents shares held in escrow pursuant to the Deerfield Energy LLC acquisition. In October 2007 the terms of the escrow were met and the shares have been released.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

Contractual Obligations

The annual MD&A for the year ended April 30, 2007 includes a summary of the Company’s contractual obligations. There have been no new material changes to those obligations during the six months ended October 31, 2007.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the period ended October 31, 2007. These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(1)

The Company’s Chief Financial Officer (“CFO”) is affiliated with a private company that assisted MegaWest in completing previous share issue private placements and that currently provides the Company with ongoing investor relations services. MegaWest paid $45,000 and $99,600 for these services for the three and six month periods ended October 31, 2007, respectively (2006 – nil).

(2)

Pursuant to employment contracts, the Company paid $142,802 and $314,127 in salaries and benefits to the Chief Executive Officer, Chief Operating Officer and CFO for the three and six months ended October 31, 2007, respectively (2006 – nil).

(3)	The Company incurred $15,500 in general and administrative costs to entities controlled by former directors during the six months ended October 31, 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2007 and 2006. We prepare our annual consolidated financial statements in conformity with GAAP in Canada, which conform in all material respects to U.S. GAAP except for those items disclosed in Note 19 to the annual consolidated financial statements. For U.S. readers, we have detailed the differences and have also provided a reconciliation of the differences between Canadian and U.S. GAAP in Note 19 to the annual consolidated financial statements.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, asset impairment, valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our financial statements are described our annual MD&A for the year ended April 30, 2007 and have not changed to date.

CHANGE IN ACCOUNTING POLICIES

On May 1, 2007, the Company adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

(1)	Section 1530 Comprehensive Income (“S.1530”) and Section 3251 Equity (“S.3251”):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(2)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855”) and Section 3861 Financial Instruments – Disclosure and Presentation (“S.3861”):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

At May 1, 2007 the Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and convertible promissory notes. Cash and cash equivalents and accounts receivable are considered held to maturity and are recorded at amortized cost. Marketable securities are considered available-for-sale and are recorded at fair value, with the changes in fair value recorded in comprehensive income. Convertible promissory notes are considered other financial liabilities and are recorded at amortized cost.

(3)	Section 3865 Hedges (“S.3865”):

S.3865 establishes standards for how and when hedge accounting may be applied. The Company does not currently participate in any hedging activities.

The Company also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Sections 3862 Financial Instrument Disclosures and 3863 Financial Instruments Presentation, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on May 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2007 includes an overview of certain business risks and uncertainties facing the Company. Those risks remain in effect on October 31, 2007.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars. The Company does not engage in the use of derivative financial instruments.

MegaWest Energy Corp.

Management Discussion and Analysis as of December 28, 2007

(in Canadian dollars unless otherwise indicated)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. For the three and six month periods ended October 31, 2007, there have been no changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Refer to the annual MD&A for the year ended April 30, 2007 for a further discussion of internal controls over financial reporting.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the U.S. and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

Company Information

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and the EDGAR’s website at www.sec.gov.

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, George Stapleton, Chief Executive Officer of MegaWest Energy., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MegaWest Energy Corp., (the issuer) for the interim period ending October31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: December 28, 2007

/s/ George Stapleton

Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, George Orr , Chief Financial Officer of MegaWest Energy., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MegaWest Energy Corp., (the issuer) for the interim period ending October 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: December 28, 2007

/s/ George Orr

George Orr

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: December 31, 2007

CW1599202.1